SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. 2)


                               LINC CAPITAL, INC.
                       _______________________________

                               (Name of Issuer)


                   Common Stock, par value $.001 per share
                   _______________________________________

                         (Title of Class of Securities)


                                 501942 10 6
                                 ___________

                                (CUSIP Number)

                              December 31, 1999
                              _________________

                 (Date of Event Which Requires Filing of
                               this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ X ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No. 501942 10 6          SCHEDULE 13G           Page 2 of 5 Pages

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1     NAME OF REPORTING PERSONS

      Martin E. Zimmerman
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): [        ]
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
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             NUMBER OF             5      SOLE VOTING POWER
                                            2,726,054
              SHARES                      (See Item 4)
                                   ---------------------------------------------
           BENEFICIALLY            6      SHARED VOTING POWER

             OWNED BY                     None (See Item 4)
                                   ---------------------------------------------
               EACH                7      SOLE DISPOSITIVE POWER
                                            2,008,450
             REPORTING                    (See Item 4)
                                   ---------------------------------------------
              PERSON               8      SHARED DISPOSITIVE POWER

               WITH                       None  (See Item 4)
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (See Item 4)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      51.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS

ITEM 1(a)                  NAME OF ISSUER:

                           LINC Capital, Inc. (the "Company")

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  303 East Wacker Drive
                  Suite 1000
                  Chicago, Illinois  60601

ITEM 2(a)         NAMES OF PERSON FILING:

          This statement is filed by Martin E. Zimmerman pursuant to Rule 13d-(1) promulgated by the Securities and Exchange Commission under
          Section 13 of the Securities Exchange Act (the "Act"). Mr. Zimmerman is sometimes referred to herein as the "Reporting Person." This statement was originally filed jointly with Mr. Allen P. Palles. Mr. Palles and Mr. Zimmerman have now determined to file separate statements and disclaim that they have agreed to act as a group for purposes of Section 13(d)(3) of the Act.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          The principal business address of the Reporting Person is 303 East Wacker Drive, Suite 1000, Chicago, Illinois 60601.

ITEM 2(c)         CITIZENSHIP:

          The citizenship of the Reporting Person is Illinois.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.001 per share ("Common Stock").

ITEM 2(e)         CUSIP NUMBER:

                  501942 10 6

ITEM 3    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or
          (c) CHECK WHETHER THE PERSON FILING IS A:

          This statement is filed pursuant to Rule 13d-1(d). As such, the listed alternatives are not applicable.

ITEM 4                     OWNERSHIP

          (a) AMOUNT BENEFICIALLY OWNED:


          As of December 31, 1999, Zimmerman was the beneficial owner of 2,726,054 shares of Common Stock (or 51.8%, assuming 5,265,050 shares outstanding), 2,008,450 shares through direct beneficial ownership (including for this purpose 49,391 shares covered by options and 21,053 shares held by his wife, 624,674 shares as trustee under trusts for the benefit of two of his children, 40,000 shares as trustee of the Martin E. Zimmerman Foundation, 23,000 as Chairman of the Board of LFC Capital, Inc., and 278,766 shares beneficially owned by Mr. Robert
          E. Laing, 291,852 shares beneficially owned by Mr. Allen P. Palles and 146,986 shares beneficially owned by Mr. A. Luc Pols that are subject to proxies held by Mr. Zimmerman. Thus, Mr. Zimmerman had the sole power to vote or direct the vote of 2,726,054 shares of Common Stock, the sole power to dispose or to direct the disposition of 2,008,450 shares of Common Stock, and the shared power to vote or to direct the vote of and the shared power to dispose or to direct the disposition of no shares of Common Stock.

          (b) PERCENT OF CLASS:

                    (See Item 4(a))

          (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

               (i) Sole power to vote or to direct the vote:

                    (See Item 4(a))

               (ii) Shared power to vote or to direct the vote:

                    (See Item 4(a))

               (iii) Sole power to dispose or to direct the disposition of:

                    (See Item 4(a))

               (iv) Shared power to dispose or to direct the disposition of:

                    (See Item 4(a))

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                    Not applicable

ITEM 7        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
                THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not applicable

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    (See Item 2(a))

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                    Not applicable

ITEM 10           CERTIFICATION

                    Not applicable



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 29, 2000




                                       ---------------------------------------
                                       BY: /s/ Martin E. Zimmerman